SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

SES AI Corporation

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

78397Q 109

(CUSIP Number)

Qichao Hu

35 Cabot Road

Woburn, Massachusetts 01801

(339) 298-8750

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

Maia Gez

Chang-Do Gong

Scott Levi

Jonathan Rochwarger

Joel Rubinstein

White & Case LLP

1221 Avenue of the Americas

New York, NY 10020

February 3, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78397Q 109

1	NAMES OF REPORTING PERSON Qichao Hu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 43,981,981(1)(2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 39,973,009(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,981,981(1)(2)(4)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.6%(3)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

Includes (i) 91,554 shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”), underlying exercisable options held directly by the Reporting Person, (ii) 27,917,023 shares of Class B common stock, par value $0.0001 per share (“Class B Common Stock”), held directly by the Reporting Person and (iii) an aggregate of 11,964,432 shares of Class B Common Stock held by various trusts affiliated with the Reporting Person. These trusts consist of: (i) Qichao Hu 2021 Irrevocable Trust U/A/D March 31, 2021; (ii) Qichao Hu Family Delaware Trust U/A/D March 31, 2021; and (iii) Qichao Hu 2021 Annuity Trust March 31, 2021 (collectively, the “Trusts”), each owning 3,988,144 shares of Class B Common Stock.

(2)

Includes (i) 9,182 shares of Class A Common Stock (subject to certain vesting conditions, the “Earn-Out Shares”), (ii) 2,799,859 shares of Restricted Class B Common Stock (subject to certain vesting conditions, the “Founder Earn-Out Shares”) held by the Reporting Person and (iii) 1,199,931 Founder Earn-Out Shares held by the Trusts, with each trust owning 399,979 Founder Earn-Out Shares. The Earn Out-Shares and Founder Earn-Out Shares were issued upon the closing of the Business Combination Agreement (the “Closing”), dated July 12, 2021 and amended on September 20, 2021, by and among Ivanhoe Capital Acquisition Corp. (following the Closing, renamed “SES AI Corporation” and referred to herein as the “Issuer”), Wormhole Merger Sub Pte. Ltd. and SES Holdings Pte. Ltd. The Earn-Out Shares are outstanding shares of restricted Class A Common Stock, currently held in escrow subject to certain share price vesting conditions (the “Earn-Out Conditions”) and the Founder Earn-Out Shares are outstanding shares of restricted Class B Common Stock, currently held in escrow subject to the Earn-Out Conditions. Regardless of the achievement of the Earn-Out Conditions, each holder is currently entitled to exercise the voting rights carried by its Earn-Out Shares and Founder Earn-Out Shares. For more information, see Item 4.

(3)

Percentage is calculated based on 347,871,045 shares of Class A Common Stock deemed to be outstanding, which includes (i) 303,989,794 outstanding shares of Class A Common Stock and (ii) the shares of Class A Common Stock underlying 43,881,251 outstanding shares of Class B Common Stock of the Issuer outstanding as of February 3, 2022, 100% of which are owned by the Reporting Person. The shares of Class B Common Stock are convertible one-for-one into shares of the Class A Common Stock as described in Item 4, and so this ownership percentage assumes conversion of all shares of Class B Common Stock into Class A Common Stock.

(4)

Each outstanding share of Class B Common Stock is entitled to 10 votes per share and each outstanding share of Class A Common Stock is entitled to one vote per share. Based on the voting power of Class B Common Stock, the Reporting Person is the beneficial owner of securities representing approximately 56.5% of the voting power of the Issuer (assuming no conversion of the Class A Common Stock).

Item 1. Security and Issuer.

This Schedule relates to the shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”), of SES AI Corporation, f/k/a Ivanhoe Capital Acquisition Corp. (the “Issuer”). The principal executive offices of the Issuer are located at 35 Cabot Road, Woburn, Massachusetts 01801. The Issuer’s Class A Common Stock is listed on the New York Stock Exchange under the symbol “SES”.

Item 2. Identity and Background.

(a)	The name of the Reporting Person is Dr. Qichao Hu (the “Reporting Person”).

(b)	The address for the principal business office of the Reporting Person is c/o SES AI Corporation, 35 Cabot Road, Woburn, Massachusetts 01801.

(c)	The principal business of the Reporting Person is Chief Executive Officer and Chairman of the board of directors of the Issuer.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

The Reporting Person has not during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

The Business Combination

On February 3, 2022 (the “Closing Date”), Ivanhoe Capital Acquisition Corp. (“Ivanhoe”) consummated its previously announced business combination (the “Business Combination”) with SES Holdings Pte. Ltd., a Singapore private company limited by shares (“Old SES”), pursuant to the terms of that certain Business Combination Agreement (as amended, the “Business Combination Agreement”) by and among Ivanhoe, Old SES, and Wormhole Amalgamation Sub Pte. Ltd., a Singapore private company limited by shares, and a direct, wholly-owned subsidiary of Ivanhoe (“Amalgamation Sub”).

Pursuant to the terms of the Business Combination Agreement and in connection with the closing of the Business Combination (the “Closing”), (i) Ivanhoe migrated out of the Cayman Islands and domesticated as a Delaware corporation (the “Domestication”) by way of continuation and deregistration under Part XII of the Cayman Islands Companies Act and domestication under Section 388 of the Delaware General Corporation Law (“DGCL”), (ii) Ivanhoe changed its name to “SES AI Corporation” (the “Issuer”), and (iii) Amalgamation Sub merged with and into Old SES, with Old SES as the surviving company (the “Amalgamation”) (the time that the Amalgamation became effective is referred to as the “Effective Time”). As a result of the Amalgamation, Old SES became a wholly-owned subsidiary of the Issuer.

In connection with the Domestication, which occurred on February 2, 2022, (i) each issued and outstanding Class A ordinary share, par value $0.0001 per share, of Ivanhoe (the “Ivanhoe Class A ordinary shares”) converted, on a one-for-one basis, into a duly authorized, validly issued, fully paid and nonassessable share of Class A Common Stock, (ii) each issued and outstanding Class B ordinary share, par value $0.0001 per share, of Ivanhoe (the “Ivanhoe Class B ordinary shares”), was converted, on a one-for-one basis, into a duly authorized, validly issued, fully paid and nonassessable share of Class B common stock, par value $0.0001 per share, of the Issuer (the “Class B Common Stock” and collectively with the Class A Common Stock, the “Common Stock”), and (iii) each issued and outstanding warrant to purchase Class A ordinary shares of Ivanhoe was automatically converted into a warrant to purchase one share of Class A Common Stock at an exercise price of $11.50 per share. In connection with the Closing, (i) each issued and outstanding unit of Ivanhoe that was not previously separated into the underlying Ivanhoe Class A ordinary shares and warrants of Ivanhoe prior to the Domestication was separated into its component share of Class A Common Stock and one-third of one warrant, each whole warrant representing the right to purchase one share of Class A Common Stock at an exercise price of $11.50 per share, and (ii) each issued and outstanding share of Class B Common Stock then outstanding was converted, on a one-for-one basis, into a duly authorized, validly issued, fully paid and nonassessable share of Class A Common Stock.

In accordance with the terms of the Business Combination Agreement, at the Effective Time, each ordinary share and each preferred share of Old SES issued and outstanding immediately prior to the Effective Time (collectively, the “Old SES Shares”), (other than the SES Restricted Shares (as defined below) and the Old SES Shares held by the Reporting Person, and certain entities affiliated with the Reporting Person (collectively, the “SES Founder Group”)) were cancelled and converted into shares of Class A Common Stock equal to approximately 5.9327788641 (the “Exchange Ratio”), rounded down to the nearest whole number. Each Old SES Share held by the SES Founder Group issued and outstanding immediately prior to the Effective Time was cancelled and converted into a number of shares of Class B Common Stock equal to the Exchange Ratio, rounded down to the nearest whole number. The shares of Class B Common Stock have the same economic rights as the shares of Class A Common Stock, but each share of Class B Common Stock is entitled to 10 votes, and each share of Class A Common Stock is entitled to one vote, in each case, on each matter submitted for a vote of the Issuer’s shareholders.

In addition to the consideration described above, the former shareholders, optionholders and holders of restricted shares of Old SES are entitled to receive an aggregate of 29,999,947 shares of the Issuer’s common stock (valued at $10.00 per share), which consists of (i) 23,691,182 shares of Class A Common Stock issued for the benefit of the former holders of Old SES common stock (the “Earn-Out Shares”), (ii) 2,308,969 shares of Class A restricted common stock (the “Earn-Out Restricted Shares”) received by the former holders of Old SES options and recipients of Old SES restricted share awards prior to the Closing and (iii) 3,999,796 shares of Class B Common Stock received by the SES Founder Group (as defined below) (“Founder Earn-Out Shares”). The Earn-Out Shares and the Founder Earn-Out Shares (collectively, the “Escrowed Earn-Out Shares”) were placed into escrow at the Closing and shall vest on the date that the closing price of the shares of Class A Common Stock equals or exceeds $18.00 during the period beginning on the date that is one year following the Closing and ending on the date that is five years following the Closing. The Earn-Out Restricted Shares are subject to vesting based on the same terms as the Earn-Out Shares and are also subject to forfeiture if such recipient’s service with the Issuer terminates prior to the vesting. During the Earn-Out Period, the holders of the Escrowed Earn-Out Shares and the Earn-Out Restrictive Shares are entitled to exercise the voting rights carried by each Escrowed Earn-Out Share and Earn-Out Restricted Share and are entitled to receive any dividends or other distributions made in respect thereof.

In connection with the Amalgamation, each Old SES share that was subject to any vesting, forfeiture, repurchase or other lapse restriction according to the equity incentive plans of Old SES or otherwise (the “SES Restricted Shares”) that was issued, outstanding and subject to restrictions (including vesting) immediately prior to the Effective Time was assumed by the Issuer and converted into a number of shares of restricted Class A Common Stock equal to the product (rounded down to the nearest whole number of shares) of (A) the total number of shares of Old SES ordinary shares subject to such SES Restricted Shares immediately prior to the Effective Time multiplied by (B) the Exchange Ratio. The terms of the SES Restricted Shares otherwise remain unchanged (including with respect to applicable vesting, expiration and forfeiture conditions), subject to the terms of the Business Combination Agreement.

In addition, each Old SES option that was outstanding and unexercised immediately prior to the Effective Time (whether vested or unvested) (the “SES Options”) was assumed by the Issuer and converted into an option to acquire Class A Common Stock at an adjusted exercise price per share (as further noted below), with the number of shares of Class A Common Stock subject to each option determined by multiplying the number of such Old SES Shares subject to the corresponding SES Option by the Exchange Ratio and rounding the resulting number down to the nearest whole number of shares of Class A Common Stock. The per share exercise price for the shares of Class A Common Stock issuable upon the exercise of the Issuer options was determined by dividing the per share exercise price for the SES Shares subject to the SES Option, as in effect immediately prior to the Effective Time, by the Exchange Ratio and rounding the resulting exercise price up to the nearest whole cent.

At the Closing, the Reporting Person (i) directly received (a) 27,917,023 shares of Class B Common Stock (convertible into the same number of shares of Class A Common Stock), (b) 9,182 Earn-Out Shares and (c) 2,799,859 Founder Earn-Out Shares, and (ii) indirectly received, through the Trusts, (a) 11,964,432 shares of Class B Common Stock and (b) 1,199,931 Founder Earn-Out Shares. Additionally, the Reporting Person directly received options to receive 91,554 shares of Class A Common Stock in exchange for SES Options, all of which are currently exercisable. For more information on these equity securities, see Item 6 of this Schedule 13D.

The total number of shares of Class A Common Stock outstanding immediately following the Closing was approximately 303,989,794. The total number of shares of Class B Common Stock outstanding immediately following the Closing was approximately 43,881,251.

Item 4. Purpose of Transaction.

The information contained in Item 3 of this Schedule 13D is incorporated by reference herein.

As the majority stockholder of all outstanding Common Stock (including as the sole holder of Class B Common Stock) and the chairman of the Issuer’s board of directors (the “Board”), the Reporting Person may have controlling or otherwise significant influence under the Issuer’s Certificate of Incorporation (the “Certificate”) or otherwise over various matters with respect to his investment in the Issuer. These may include, among other things: (i) the election of the members of the Board; (ii) the removal of members from the Board, including due to the required standard for removal of a simple majority of voting power until the Reporting Person ceases to own 50% of the outstanding shares of Class B Common Stock (which standard will increase to two-thirds of total voting power thereafter); (iii) amendments to the Certificate or actions to annul such amendments; (iv) amendments to the Issuer’s bylaws or actions to annul such amendments, including due to the required standard for amendment of a simple majority of voting power until the Reporting Person ceases to own 50% of the outstanding shares of Class B Common Stock (which standard will increase to two-thirds of total voting power thereafter); (v) until the Reporting Person ceases to own at least 50% of the outstanding shares of Class B Common Stock, the calling of a special general meeting of holders of Common Stock or the taking of action by written consent of such holders pursuant to the required vote; (vi) decisions of the Board, including with respect to additional issuances or repurchases of equity securities of the Issuer; (vii) the approval of any merger, amalgamation, sale of assets or other major corporate transaction; (viii) material modifications of the rights of the holders of the Common Stock; (ix) material changes to the Issuer’s dividend policy; and (x) other matters described in clauses (a) through (j) of Item 4 of Schedule 13D.

Additionally, in his capacity as Chief Executive Officer of the Issuer, the Reporting Person intends to continue playing a central role in the Issuer’s day-to-day executive management, and, subject to applicable approvals from the compensation committee of the Board, to receive additional equity securities of the Issuer as compensation. In addition, in his capacity as Chief Executive Officer, the Reporting Person intends to be involved in approvals or recommendations with respect to the issuance of additional equity securities of the Issuer to other directors or employees of the Issuer or its subsidiaries.

The Reporting Person may, from time to time, take such actions regarding his investment in the Issuer as he deems appropriate. These actions may include, subject to the Registration Rights Agreement and lock-up agreement described in Item 6, the Issuer’s insider trading policy and other considerations, acquiring additional shares of Common Stock and/or other equity, debt, notes, other securities or derivative or other instruments of the Issuer that are based upon or relate to the value of Common Stock (collectively, “Securities”) or disposing of such Securities, in each case, in the open market or otherwise, including for personal investment or in connection with business development transactions or financing commitments in relation thereto. In determining whether to carry out any of the above-mentioned actions, the Reporting Person may consider factors such as the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Common Stock, conditions in the securities market and general economic and industry conditions.

In light of his responsibilities to the Issuer, the Reporting Person does not anticipate making any disclosures in connection with his participation in the transactions and activities of the Issuer separate and apart from relevant disclosures by the Issuer, unless otherwise required by Schedule 13D. Except as described herein, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Person reserves the right to formulate in the future plans or proposals, which may relate to or result in the transactions described in subparagraphs (a) through (j) of this Item 4.

Item 5. Interest in Securities of the Issuer.

(a)-(b)	The responses of the Reporting Person with respect to rows 7 through 13 of the cover page to this Schedule 13D are incorporated herein by reference.

(c)

Except as described in Items 3 and 4 of this Schedule, which descriptions are incorporated herein by reference, the Reporting Person has not effected any transactions in the common stock during the past 60 days.

(d)

No person other than the Reporting Person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered by this Schedule.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Class B Common Stock

Each share of Class B Common Stock is convertible on a one-for-one basis into a share of Class A Common Stock at the holder’s option or otherwise automatically upon the occurrence of certain events, namely: (i) each share of Class B Common Stock that is transferred by the SES Founder Group or certain permitted transferee holders (“Qualified Holders”) will convert into a share of Class A Common Stock; (ii) all outstanding shares of Class B Common Stock will convert into shares of Class A Common Stock if the SES Founder Group or Qualified Holders collectively cease to beneficially own at least 20 percent of the number of shares of Class B Common Stock (as such number of shares is equitably adjusted in respect of any reclassification, stock dividend, subdivision, combination or recapitalization of the Class B Common Stock) collectively held by the SES Founder Group and Qualified Holders of Class B Common Stock as of the Effective Time; or (iii) all outstanding shares of Class B Common Stock will convert into shares of Class A Common Stock upon the date specified by the affirmative vote of the holders of at least two-thirds of the then-outstanding shares of Class B Common Stock, voting as a separate class. Each outstanding share of Class B Common Stock is entitled to 10 votes per share and each outstanding share of Class A Common Stock is entitled to one vote per share.

This summary is qualified by the actual terms of the Certificate, a copy of which is attached as Exhibit 7.1 to this Schedule 13D and is incorporated herein by reference.

Founder Earn-Out Shares

The information in Item 3 regarding the terms of the Founder Earn-Out Shares is incorporated herein by reference. This summary is qualified by the actual terms of the Business Combination Agreement, as amended, a copy of which is attached as Exhibits 7.2 and 7.3 to this Schedule 13D and is incorporated herein by reference.

Options to Purchase Class A Common Stock

The Reporting Person’s options to receive 91,554 shares of Class A Common Stock are currently exercisable at an exercise price of $0.14 per share and expire on March 31, 2030. This summary is qualified by the actual terms of the option, the form of which is attached as Exhibit 7.5 to this Schedule 13D and is incorporated herein by reference.

Registration Rights Agreement

At Closing, the Issuer, Ivanhoe’s sponsor (“Sponsor”) and certain other holders of the Issuer, including the Reporting Person, entered into the Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement,” which will supersede the registration and shareholder rights agreement between Ivanhoe and its initial shareholders), pursuant to which, among other things, the parties thereto were granted certain customary registration rights, demand rights and piggyback rights with respect to their respective shares of Class A common stock and any other equity securities of the Issuer. The Registration Rights Agreement also prohibits the transfer (subject to limited exceptions) of the shares of the Issuer’s Common Stock held by the Sponsor and the other holders party to the Registration Rights Agreement, in each case for a period of 180 days following the Closing. The material terms of the Registration Rights Agreement are as follows:

•

Registration rights. Within thirty (30) calendar days after the Closing, the Issuer will use its commercially reasonable efforts to submit or file a shelf registration statement pursuant to Rule 415 of the Securities Act and use reasonable best efforts to cause such registration statement to be declared effective as promptly as reasonably practicable after the initial filing thereof, but in no event later than the earlier of (a) the ninetieth (90th) calendar day following the filing date thereof if the SEC notifies Parent that it will “review” the registration statement and (b) the tenth (10th) business day after the date Parent is notified (orally or in writing, whichever is earlier) by the SEC that the registration statement will not be “reviewed” or will not be subject to further review.

•

Requests for Underwritten Shelf Takedowns. From time to time when an effective shelf registration statement is on file with the SEC, parties to the Amended and Restated Registration Rights Agreement may request to sell all or any portion of their registrable securities in an underwritten offering that is registered pursuant to such registration statement; provided that (a) a majority-in-interest of the then outstanding number of registrable securities advises the Issuer that the offering shall be in the form of an underwritten offering, and (b) the offering will propose to be sold registrable securities with a total offering price of at least $50 million.

•

Piggyback registration rights. At any time after the Closing Date, if the Issuer proposes to file a registration statement to register any of its equity securities under the Securities Act or to conduct a public offering for its own account or for the account of any other person, subject to certain exceptions, the holders are entitled to include their registrable securities in such registration statement.

•

Expenses and indemnification. The registration expenses of all registrations shall be borne by the Issuer. The Registration Rights Agreement contains customary cross-indemnification provisions, under which the Issuer is obligated to indemnify the holders of its registrable securities in the event of material misstatements or omissions in the registration statement attributable to the Issuer, and the holders of its registrable securities are obligated to indemnify the Issuer for material misstatements or omissions attributable to them.

•

Registrable securities. Securities of the Issuer shall cease to be registrable securities upon the earliest to occur of: (A) a registration statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such registration statement by the applicable holder; (B) such securities shall have been otherwise transferred (other than to a permitted transferee), (C) such securities shall have ceased to be outstanding; (D) such securities have been sold without registration pursuant to Section 4(a)(1) of the Securities Act or Rule 145 promulgated under the Securities Act or any successor rules promulgated under the Securities Act and (E) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.

•

Lock-up. Notwithstanding the foregoing, (i) each of the holders will not transfer any securities of the Issuer for the period ending on the earlier of (a) 180 days after the Closing, subject to certain customary exceptions.

This summary is qualified by the actual terms of the Registration Rights Agreement, a copy of which is attached as Exhibit 7.4 to this Schedule 13D and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

7.1	Certificate of Incorporation of SES AI Corporation (incorporated by reference to Exhibit 3.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on February 8, 2022).

7.2	Business Combination Agreement, dated as of July 12, 2021, among Ivanhoe Capital Acquisition Corp., Wormhole Merger Sub Pte. Ltd. and SES Holdings Pte. Ltd., as amended by Amendment No. 1 thereto, dated September 20, 2021 (included as Annex A to the proxy statement/prospectus forming a part of the Issuer’s registration statement on Form S-4/A (File No. 333-258691).

7.3	Amendment No. 1 to Business Combination Agreement, dated as of September 20, 2021, among Ivanhoe Capital Acquisition Corp., Wormhole Merger Sub Pte. Ltd. and SES Holdings Pte. Ltd. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 21, 2021).

7.4	Amended and Restated Registration Rights Agreement, dated February 3, 2022, by and among SES AI Corporation, the Sponsor and certain other holders of SES AI Corporation (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 8, 2022).

7.5	Form of Share Option Award Agreement (incorporated by reference to Exhibit 10.23 to Company’s Current Report on Form 8-K filed with the SEC on February 8, 2022).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022

Qichao Hu

/s/ Qichao Hu